--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------
                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------
                         PACIFIC RESEARCH & ENGINEERING

                                  CORPORATION
                           (NAME OF SUBJECT COMPANY)
                            ------------------------

                            SPACE COAST MERGER CORP.
                          A WHOLLY OWNED SUBSIDIARY OF

                               HARRIS CORPORATION
                                   (BIDDERS)
                            ------------------------
                           COMMON STOCK, NO PAR VALUE
            SHAREHOLDER WARRANTS TO PURCHASE SHARES OF COMMON STOCK
   REPRESENTATIVE WARRANTS TO PURCHASE SHARES OF COMMON STOCK AND SHAREHOLDER
                                    WARRANTS
            THE EXECUTIVE WARRANT TO PURCHASE SHARES OF COMMON STOCK
                        (TITLE OF CLASSES OF SECURITIES)
                            ------------------------
                      $2.35 NET PER SHARE OF COMMON STOCK
                       $0.15 NET PER SHAREHOLDER WARRANT
           $0.15 NET PER REPRESENTATIVE WARRANT AND EXECUTIVE WARRANT
                   (FOR EACH SHARE UNDERLYING SUCH WARRANTS)
                            ------------------------
SHARES OF COMMON STOCK: 694932104                    REPRESENTATIVE WARRANT: N/A

SHAREHOLDER WARRANTS: 694932112                           EXECUTIVE WARRANT: N/A
                    (CUSIP NUMBER OF CLASSES OF SECURITIES)
                            ------------------------
                      SCOTT T. MIKUEN, ASSISTANT SECRETARY

                               HARRIS CORPORATION
                             1025 W. NASA BOULEVARD
                            MELBOURNE, FLORIDA 32919
                                 (407) 727-9100
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)
                                    COPY TO
                                SIDLEY & AUSTIN
                            ONE FIRST NATIONAL PLAZA
                            CHICAGO, ILLINOIS 60603
                                 (312) 853-7000
                            ATTENTION: JIM L. KAPUT
                                 AUGUST 2, 1999

        (DATE OF EVENT WHICH REQUIRES FILING STATEMENT ON SCHEDULE 13D)
                            ------------------------
                           CALCULATION OF FILING FEE

-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
              TRANSACTION VALUATION*                               AMOUNT OF FILING FEE
-------------------------------------------------------------------------------------------------------
                    $5,525,190                                           $1,105.04
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------

 * For the purpose of calculating the fee only, this amount assumes the purchase of 2,305,500 shares of Common Stock, no par value ("Shares"), of Pacific Research & Engineering Corporation, 515,000 Shareholder Warrants to purchase Shares ("Shareholder Warrants"), six Representative Warrants to purchase Shares and Shareholder Warrants and one Executive Warrant to purchase Shares at a price of (i) $2.35 per share, (ii) $0.15 per Shareholder Warrant and
   (iii) $0.15 per Representative Warrant and Executive Warrant for each Share underlying such warrants (100,000 Shares underlay the Representative Warrants and 100,100 Shares underlay the Executive Warrant).

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID:                                      FILING PARTY:
FORM OR REGISTRATION NO.:                                    DATE FILED:

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                            SCHEDULES 14D-1 AND 13D

    CUSIP NO. 694932104
    CUSIP NO. 694932112                                   PAGE 2 OF 8 PAGES

---------------------------------------------------------------------------

  1        NAME OF REPORTING PERSON:
           SPACE COAST MERGER CORP.
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
           59-3589716
---------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
           (a) [X] (b) [ ]
---------------------------------------------------------------------------
  3        SEC USE ONLY
---------------------------------------------------------------------------
  4        SOURCE OF FUNDS: AF
---------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(e) OR 2(f): [ ]
---------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION: CALIFORNIA
---------------------------------------------------------------------------
  7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON: 461,099 SHARES
---------------------------------------------------------------------------
  8        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
           CERTAIN SHARES: [ ]
---------------------------------------------------------------------------
  9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7): 19.9% OF
           THE SHARES ISSUED AND OUTSTANDING AS OF AUGUST 2, 1999,
           ASSUMING EXERCISE OF THE OPTION TO PURCHASE SHARES GRANTED
           UNDER THE OPTION AGREEMENT DESCRIBED IN THIS STATEMENT.*
---------------------------------------------------------------------------
  10       TYPE OF REPORTING PERSON: CO
---------------------------------------------------------------------------

---------------
* SEE THIRD PARAGRAPH ON PAGE 4.

                            SCHEDULES 14D-1 AND 13D

    CUSIP NO. 694932104
    CUSIP NO. 694932112                                   PAGE 3 OF 8 PAGES

---------------------------------------------------------------------------

  1        NAME OF REPORTING PERSON:
           HARRIS CORPORATION
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
           34-0276860
---------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
           (a) [X] (b) [ ]
---------------------------------------------------------------------------
  3        SEC USE ONLY
---------------------------------------------------------------------------
  4        SOURCE OF FUNDS: WC
---------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(e) OR 2(f): [ ]
---------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE
---------------------------------------------------------------------------
  7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON: 461,099 SHARES
---------------------------------------------------------------------------
  8        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
           CERTAIN SHARES: [ ]
---------------------------------------------------------------------------
  9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7): 19.9% OF
           THE SHARES ISSUED AND OUTSTANDING AS OF AUGUST 2, 1999,
           ASSUMING EXERCISE OF THE OPTION TO PURCHASE SHARES GRANTED
           UNDER THE OPTION AGREEMENT DESCRIBED IN THIS STATEMENT.*
---------------------------------------------------------------------------
  10       TYPE OF REPORTING PERSON: CO
---------------------------------------------------------------------------

---------------
* SEE THIRD PARAGRAPH ON PAGE 4.

                                                         PAGE  4 OF 8 PAGES

     This Statement relates to a tender offer by Space Coast Merger Corporation, a California corporation (the "Offeror") and a wholly owned subsidiary of Harris Corporation, a Delaware corporation ("Harris"), to purchase (i) all outstanding shares of Common Stock, no par value (the "Shares") of Pacific Research & Engineering Corporation, a California corporation (the "Company"), at a purchase price of $2.35 per Share (the "Share Offer Price"), (ii) any and all issued and outstanding warrants issued by the Company pursuant to the Warrant Agreement, dated as of May 28, 1996, by and between the Company and Wells Fargo Bank N.A. as Warrant Agent (the "Shareholder Warrants") of the Company, at a purchase price of $0.15 per Shareholder Warrant, (iii) any and all issued and outstanding warrants issued to representatives of Nutmeg Securities, Ltd. pursuant to the Representative's Warrant to Purchase Units of Common Stock and Redeemable Warrants, each dated as of May 31, 1996, by and between the Company and each of John Lane, Daniel Guilfoile, Matthew Rochlin, Gayle Aufderhide, Cathy Mayberry and Stephen Marchese (the "Representative Warrants"), at a purchase price of $0.15 per each Share underlying such Representative Warrant and (iv) the issued and outstanding warrant issued to John W. Barrett pursuant to the Warrant to Purchase Common Stock of the Company, by and between John W. Barrett and the Company (the "Executive Warrant" and, collectively with the Shareholder Warrants and the Representative Warrants, the "Warrants") at a purchase price of $0.15 per each Share underlying the Executive Warrant, in each case, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 9, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and which are incorporated herein by reference. The cover page above and item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

     The Offeror and Harris entered into Stockholder Agreements, each dated as of August 2, 1999 (the "Shareholder Agreements"), with each of the following officers and directors of the Company: Jack Williams, Herbert McCord, David Pollard, Donald Naab, John Lane and John Robbins, as well as the Williams Family Trust, the principal shareholder of the Company (collectively, the "Tendering Shareholders"), pursuant to which the Tendering Shareholders have agreed to tender the 1,299,480 Shares (the "Committed Shares") owned of record by the Tendering Shareholders, the Representative Warrant held by John Lane (with respect to which 41,200 Shares and 20,500 Shareholder Warrants underlay such Representative Warrant) (the "Committed Warrants") and any other Shares or Warrants that the Tendering Shareholders may acquire upon the exercise of options or warrants to purchase Shares held by such Tendering Shareholders, other than Donald Naab, who has agreed to tender the 124,980 Shares owned by him on or after September 30, 1999 if the Offer has not expired or been withdrawn by the Offeror. Pursuant to the Shareholder Agreements, the Tendering Shareholders have also agreed that, among other things, until the termination of the Agreement and Plan of Merger, dated as of August 2, 1999, among Harris, the Offeror and the Company (the "Merger Agreement"), and, in certain cases, for a period of 60 days thereafter, to vote the Committed Shares in favor of the merger of the Offeror with and into the Company and against certain competing transactions. The Committed Shares represent approximately 56.4% of the Shares that, as of August 2, 1999, were issued and outstanding (and approximately 50.9% of the Shares not considering the 124,980 Shares held by Donald Naab).

     In addition to the Shareholder Agreements, Harris and the Company entered into the Stock Option Agreement dated as of August 2, 1999 (the "Option Agreement"), pursuant to which the Company has granted Harris an irrevocable option to purchase (the "Option") from time to time up to 461,099 authorized and unissued Shares, or such other number of Shares as equals 19.9% of the Company's issued and outstanding Shares at the time of the exercise of the Option (the "Company Option Shares"), at a price of $2.35 per Share. Additional information about the Shareholder Agreements and the Option Agreement is contained in
Section 13 (the "Merger Agreement; the Shareholder Agreements; and the Option Agreement") of the Offer to Purchase.

                                                         PAGE  5 OF 8 PAGES

ITEM 1. SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Pacific Research & Engineering Corporation. The address of the principal executive offices of the Company is set forth in Section 8 ("Certain Information Concerning the Company") of the Offer to Purchase and is incorporated herein by reference.

     (b) This Statement relates to (i) the shares of Common Stock, no par value (the "Shares") of Company, (ii) the warrants issued by the Company pursuant to the Warrant Agreement, dated as of May 28, 1996, by and between the Company and Wells Fargo Bank N.A. as Warrant Agent (the "Shareholder Warrants"), (iii) the warrants issued to representatives of Nutmeg Securities, Ltd. pursuant to the Representative's Warrant to Purchase Units of Common Stock and Redeemable Warrants, each dated as of May 31, 1996, by and between the Company and each of John Lane, Daniel Guilfoile, Matthew Rochlin, Gayle Aufderhide, Cathy Mayberry and Stephen Marchese (the "Representative Warrants") and (iv) the warrant issued to John W. Barrett pursuant to the Warrant to Purchase Common Stock of the Company, by and between John W. Barrett and the Company (the "Executive Warrant" and, collectively with the Shareholder Warrants and the Representative Warrants, the "Warrants"). As used herein, "Offer Securities" shall mean the Shares and the Warrants. The information set forth in the Introduction to the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6 ("Price Range of Shares and Shareholder Warrants; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

     (a) through (d), (g): The information set forth in the Introduction and
Section 9 ("Certain Information Concerning the Offeror and Harris") of the Offer to Purchase, and in Annex I thereto, is incorporated herein by reference.

     (e) and (f): None of the Offeror, Harris nor, to the best of their knowledge, any of the persons listed in Annex I of the Offer to Purchase, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) None.

     (b) The information set forth in the Introduction and Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) and (b): The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a) through (e): The information set forth in the Introduction, Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company"), Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; Dissenters Rights") and Section 13 ("The Merger Agreement; the Shareholder Agreements; and the Option Agreement") of the Offer to Purchase is incorporated herein by reference.

                                                         PAGE  6 OF 8 PAGES

     (f) and (g): The information set forth in Section 7 ("Certain Effects of the Transaction") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b): The information set forth in the Introduction, Section 9 ("Certain Information Concerning the Offeror and Harris") and Section 13 ("The Merger Agreement; the Shareholder Agreements; and the Option Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Introduction, Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") and
Section 13 ("The Merger Agreement; the Shareholder Agreements; and the Option Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Introduction and Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 9 ("Certain Information Concerning the Offeror and Harris") of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

     (a) The information set forth in Section 13 ("The Merger Agreement; the Shareholder Agreements; and the Option Agreement") of the Offer to Purchase is incorporated by reference.

     (b) and (c) The information set forth in Section 16 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 7 ("Certain Effects of the Transaction") of the Offer to Purchase is incorporated herein by reference.

     (e) None.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in its entirety.

                                                         PAGE  7 OF 8 PAGES

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)   Offer to Purchase, dated August 9, 1999.
(a)(2)   Letter of Transmittal.
(a)(3)   Letter to Brokers, Dealers, Commercial Banks, Trust
         Companies and Other Nominees.
(a)(4)   Letter from Brokers, Dealers, Commercial Banks, Trust
         Companies and Other Nominees to Clients.
(a)(5)   Notice of Guaranteed Delivery.
(a)(6)   Guidelines for Certification of Taxpayer Identification
         Number on Substitute Form W-9.
(a)(7)   Summary Announcement, dated August 9, 1999.
(a)(8)   Press Release issued by Harris and the Company on August 3,
         1999.
(a)(9)   Press Release issued by Harris on August 9, 1999.
(c)(1) Agreement and Plan of Merger, dated as of August 2, 1999, among Harris, the Offeror and the Company.
(c)(2)   Stock Option Agreement, dated as of August 2, 1999, among
         Harris and the Company.
(c)(3)   Stockholder Agreement, dated as of August 2, 1999, among
         Jack Williams, the Offeror and Harris.
(c)(4)   Stockholder Agreement, dated as of August 2, 1999, among The
         Williams Family Trust, the Offeror and Harris.
(c)(5)   Stockholder Agreement, dated as of August 2, 1999, among
         Donald Naab, Eileen Naab, the Offeror and Harris.
(c)(6)   Stockholder Agreement, dated as of August 2, 1999, among
         David Pollard, the Offeror and Harris.
(c)(7)   Stockholder Agreement, dated as of August 2, 1999, among
         John Lane, the Offeror and Harris.
(c)(8)   Stockholder Agreement, dated as of August 2, 1999, among The
         Robbins Family Trust, John Robbins, the Offeror and Harris.
(c)(9)   Stockholder Agreement, dated as of August 2, 1999, among
         Herbert McCord, the Offeror and Harris.
(c)(10)  Exhibit 1 to Schedule 13D
(d)      None.
(e)      Not applicable.
(f)      None.

                                                         PAGE  8 OF 8 PAGES

                                   SIGNATURE

AFTER DUE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

Dated: August 9, 1999

                                          HARRIS CORPORATION

                                          By: /s/ RICHARD L. BALLANTYNE

                                            ------------------------------------
                                            Name: Richard L. Ballantyne
                                              Title:  Vice President --
                                                General Counsel and Corporate
                                            Secretary

                                          SPACE COAST MERGER CORP.

                                          By: /s/ RICHARD L. BALLANTYNE

                                            ------------------------------------
                                            Name: Richard L. Ballantyne
                                            Title:  Vice President and Secretary